UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File Number 1-5865 (Check One): (X) Form 10-K ( ) Form 20-F ( ) Form 11-K ( ) Form 10-Q ( ) Form N-SAR
For Period Ended:	April 30, 2002
[ ] Transition Report of Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________________________________________

PART I - REGISTRANT INFORMATION
Gerber Scientific, Inc.
Full Name of Registrant
Former Name if Applicable
83 Gerber Road West
Address of Principal Executive Office (Street and number)
South Windsor, CT 06074
City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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PART III -- NARRATIVE

Additional time is needed for the Registrant to complete the preparation and review of its Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended April 30, 2002. The Registrant is completing an independent review of its financial statements for the five fiscal years ended April 30, 2002. The Registrant's Audit Committee of the Board of Directors is directing the review with the assistance of outside counsel and a financial investigative firm. As a result, the Registrant will not be in a position to file the Form 10-K without unreasonable time and expense. The Registrant does intend to file its Form 10-K no later than the 15th calendar day following the prescribed due date, as contemplated by Rule 12b-25(2) promulgated under the Securities Exchange Act of 1934, as amended.

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PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Shawn M. Harrington	860	644-1551
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ( X ) Yes (  ) No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? ( X ) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot me made.

Based on the preliminary results of the Registrant's internal review, it appears likely that restatement of the Registrant's financial statements for the fiscal years ended April 30, 2001 and 2000 (and quarterly reports for 2002 and 2001) will be necessary. Necessary adjustments have not been finalized. The Registrant is actively engaged in completing the preparation of financial statements.

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Gerber Scientific, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: July 29, 2002	By:	/s/ Shawn M. Harrington, Senior Vice President and Chief Financial Officer

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Exhibits:

None.